Exhibit 4(a)

AMENDMENT NO. 12
TO
PPL EMPLOYEE STOCK OWNERSHIP PLAN

WHEREAS, PPL Services Corporation (“PPL”) has adopted the PPL Employee Stock Ownership Plan (“Plan”) effective January 1, 2000; and
WHEREAS, the Plan was amended and restated effective January 1, 2002, and subsequently amended by Amendment No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11; and
NOW, THEREFORE, the Plan is hereby amended as follows:

I.	Effective January 1, 2015, Article III Eligibility is amended to read as follows:

ARTICLE III
ELIGIBILITY

3.1	Eligibility.
(a)    All persons who were participants in the Plan immediately prior to January 1, 2015 and who are in the employ of a Participating Company on January 1, 2015 shall remain Participants hereunder as of such date. All Employees as of January 1, 2015 (but who are not eligible to participate under the preceding sentence) who have completed one year of Credited Service shall be Participants as of that date. No employee hired after January 1, 2015 who is not subject to a collective bargaining agreement shall be a Participant. Effective before July 31, 2006, other Employees shall become Participants on the first day of the calendar month next following the date on which an Employee completes one year of Credited Service, or if later, on which an individual becomes an

Employee. Effective on and after July 31, 2006, but prior to January 1, 2015 for employees not subject to a collective bargaining agreement, other Employees shall become Participants on the first day of the calendar month next following the date on which an individual becomes an Employee. A "year of Credited Service," for the purposes of this Article, shall require completion of at least 1,000 Hours of Service during the 12 months from commencement of employment. An Employee who fails to complete 1,000 Hours of Service during his initial 12 months of employment shall complete a year of Credited Service as of the end of any Plan Year in which he completes 1,000 Hours of Service; provided, however, that the first Plan Year during which such Employee shall have the opportunity to complete such 1,000 Hours of Service shall include the anniversary of his commencement of employment.
(b)    An Employee may elect in writing not to become a Participant by filing such election with the Employee Benefit Plan Board.
3.2    Participation. A Participant shall share in contributions under Article V for any Plan Year during which he (a) completes at least one Hour of Service and (b) receives Compensation. A Participant shall cease to be a Participant on the date on which his entire Account is distributed to him. Notwithstanding the foregoing, for Plan Year 1990, any Participant who is totally and permanently disabled shall share in contributions under Article V.
3.3    Reemployment after Break of Service. In the event a Participant ceases to be an Employee and subsequently again becomes an Employee, he shall not be readmitted as a Participant if he is not subject to a collective bargaining agreement.

II.    Except as provided in this Amendment No. 12, all other provisions of the Plan shall remain in full force and effect.
IN WITNESS WHEREOF, this Amendment No. 12 is executed this _____ day of _______________, 2016.

PPL Services Corporation

By: __________________________________
Thomas J. Lynch
Vice President – Human Resources

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